SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that, received on August 29, 2017, from the Comissão de Valores Mobiliários (CVM) the Official Letter 300/2017/CVM/SEP/GEA-1, requesting clarification regarding the news entitled "Brazil seeks support from Beijing to resume the work of Angra 3" published by Valor Econômico newspaper, as transcribed at the end of this Market Announcement.

In compliance with the aforementioned Official Letter, the Company clarifies the following:

1. The news report refers to a memorandum of understanding to be signed between Eletrobras, Eletronuclear and China National Nuclear Corporation in Beijing, aiming to regulate efforts for nuclear cooperation involving Brazil and China.

2. This document regulates common interests for potential and future cooperation between the parties, and is therefore an ordinary document of partnership without exclusivity commitment.

3. Any contracting or steady partnership for the resumption of works of Angra 3 Nuclear Power Plant depends on compliance with legal procedures, in accordance with Brazilian legislation, which should be, when it occurs, subject to proper communication to the market.

In view of the foregoing, it is verified that there was no material new fact that needed to be object of Relevant Fact or Market Announcement.

Rio de Janeiro, August 30, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 300/2017/CVM/SEP/GEA-1

Subject: Request for clarification on news entitled ‘Brazil seeks support from Beijing to resume work of Angra 3’

Dear Officer,

1.    In reference to the news entitled "Brazil seeks support from Beijing to get back Angra 3 construction work" published by Valor Econômico Newspaper on August 29, 2017;

2.    In view of the foregoing, we request a statement from the company regarding the highlighted statement accuracy, as well, regarding the reasons why it was not disclosed to the market in general;

3.    The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/BOVESPA, including the reference to the abovementioned official letter;

4.    It should be noted that, according to CVM Instruction No. 358/2002, article 3, it is the company’s investor relations directors obligation to disclose and communicate to CVM any Relevant Fact relataded to the company’s business, as well as, watch over its wide and immediate dissemination;

5.    In addition, as stated in CVM Instruction No. 358/2002, article 4, sole paragraph, provides for the obligation to inquire the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they know information that should be disclosed to the market;

6.    The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, within 1 (one) business day, after the knowledge of the content of this letter.

Sincerely,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.